Exhibit 99.2

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on November 10, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business October 22, 2025 at the Annual General Meeting of D-Market Electronic Services & Trading to be held on November 17, 2025 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. D-Market Electronic Services & Trading PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE D-Market Electronic Services & Trading Extraordinary General Meeting of Shareholders For Shareholders of record as of October 22, 2025 Monday, November 17, 2025 3:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (NYC Time) on November 10, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

D-Market Electronic Services & Trading Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST #P1# #P1# #P2# #P2# #P3# #P3# #P4# #P4# 1. Opening of the meeting and election of the General Assembly Meeting Chairmanship, 2. Authorization of the General Assembly Meeting Chairmanship to sign the minutes of the meeting, 3. Discussion of increasing the Company's current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and amendment of Article 6 of the Company's Articles of Association titled "Share Capital" as set forth in the "New Text" below, and resolving on these, 4. Discussion of amendment of, Article 3 titled "Line of Business and Objective", Article 18 titled "General Assembly" and Article 29 titled "Compliance with Corporate Governance Principles" of the Company's Articles of Association as set forth in the "New Text" below, and resolving on this, and 5. Closure of the meeting." Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date Non-votable